Exhibit 99.1

Opera Divests Nanobank

Oslo, Norway, March 22, 2022 -- Opera Limited (Nasdaq: OPRA) ("Opera") announced that it had sold its 42.35% ownership interest in NanoCred Cayman Co. Limited (“Nanobank”) to an undisclosed third-party buyer for $127.1 million in cash. Payment will be made in eight equal quarterly installments over the next two years with no contingencies. The transaction closed on March 22, 2022.

The purchaser is a private equity investor with strong tech and consumer fintech experience.

Opera obtained its ownership in Nanobank in August 2020 in exchange for contributing its emerging market fintech business to the newly established company. Opera’s contributions, including cash and outstanding microloans, had a carrying value of $110.6 million at the time, such that this divestment represents a gain realization of approximately $16.5 million for Opera.

The transaction will result in a recorded net loss equal to the difference between Opera’s unaudited carrying amount of its investment in Nanobank of $176.4 million at year-end 2021, and the present value of the $127.1 million sales price.

“The sale of Nanobank allows Opera and its management team to remain to fully focused on our core business,” said CFO Frode Jacobsen. “In addition to our strong trajectory of both revenue growth and margin expansion, we are excited about our continuing product innovations and the tailwind provided by long-term secular trends as we move toward and increasingly digital future.”

About Opera

Opera is a global web innovator with an engaged and growing base of hundreds of millions of monthly active users who seek a better internet experience. Building on over 25 years of innovation that started with browser products, Opera is now leveraging its brand and highly engaged user base in order to expand its business into new segments. Today, Opera offers users around the world a range of products and services that include PC and mobile browsers, the newsreader Opera News, and apps dedicated to gaming, e-commerce and classifieds. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com